Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Rezolute, Inc.’s Registration Statements on Form S-1 (File Nos. 333-222768, 333-220585, 333-214974, 333-204434, and 333-196093) of our report dated October 15, 2018, relating to the consolidated financial statements that appear in this Annual Report on Form 10-K.

Our report dated October 15, 2018 contains an explanatory paragraph that states that the Company’s recurring losses from operations and accumulated deficit raise substantial doubt about the Company’s ability to continue as a going concern, as discussed in Note 3 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ EKS&H LLLP

October 15, 2018

Denver, Colorado